November 12, 2019

Mark Frohnmayer
President and Chief Executive Officer
Arcimoto Inc
2034 West 2nd Avenue
Eugene, Oregon 97402

       Re: Arcimoto Inc
           Registration Statement on Form S-1
           Filed November 7, 2019
           File No. 333-234553

Dear Mr. Frohnmayer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate McHale at (202) 551-3464 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing